United Community Banks, Inc.

125 Highway 515 East

Blairsville, Georgia 30512

May 8, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	United Community Banks, Inc.

Registration Statement on Form S-4

File No. 333-237862

Request for Acceleration

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-237862) filed by United Community Banks, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on April 27, 2020, as amended on May 8, 2020 (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 9:30 a.m., Eastern Time, on May 11, 2020, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

Please contact Neil E. Grayson of Nelson Mullins Riley & Scarborough LLP at (864) 373-2235 with any questions you may have concerning this letter, or if you require any additional information. Please notify him when this request for acceleration of effectiveness of the Registration Statement has been granted.

Sincerely,

United Community Banks, Inc.

By:	/s/ Melinda Davis Lux
Melinda Davis Lux
General Counsel